UNITED STATES OF AMERICA

       BEFORE THE SECURITIES AND EXCHANGE COMMISSION


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                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 20
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
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         THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996, March 4, 1998 and December 6, 1999, made short-term note borrowings from banks during the calendar quarter ended December 31, 2003, as summarized in Exhibit A.
         This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                          OHIO VALLEY ELECTRIC CORPORATION



                          By: /s/ Armando A. Pena
                             --------------------------------------------------
                                    Vice President


Dated:  February 2, 2004










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

                                          EXHIBIT A

 SHORT TERM    ISSUE    MATURITY        INTEREST   PRINCIPAL                   MATURITY
  DEBT TYPE    DATE       DATE    DAYS   RATE %    BORROWED       INTEREST       VALUE

     BL      09/29/03   03/29/04   182    3.18   10,000,000.00   160,766.67  10,160,766.67
     BL      09/29/03   03/29/04   182    3.18    5,000,000.00    80,383.33   5,080,383.33
     BL      09/29/03   03/29/04   182    3.18    5,000,000.00    80,383.33   5,080,383.33
     BL      09/29/03   03/29/04   182    3.18   10,000,000.00   160,766.67  10,160,766.67
     BL      09/29/03   03/29/04   182    3.18   30,000,000.00   482,300.00     482.300.00


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